                                   ----------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           BRIGHAM EXPLORATION COMPANY
                                (NAME OF ISSUER)

                                   ----------

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   109178 10 3
                                 (CUSIP NUMBER)

                                W. LANCE SCHULER
                  VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL
                            ENRON NORTH AMERICA CORP.
                                1400 SMITH STREET
                              HOUSTON, TEXAS 77002
                                 (713) 853-6161
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                OCTOBER 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G
      TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D,
          AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240,13D-1(e),
           240.13D-(f) OR 240.13 D-I (g), CHECK THE FOLLOWING BOX: [ ]

      NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SECTION
          240.13D-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

      *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION
          WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT
        BE DEEMED "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES
          EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE
       LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL
              OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                                Page 1 of 6 pages

CUSIP NO.: 109178 10 3

                                  SCHEDULE 13D

================================================================================
1        Name of Reporting Person; S.S. or IRS Identification Number

         Enron North America Corp.
--------------------------------------------------------------------------------
2        Check the Appropriate Box If A Member of a Group*
          (a) [ ]
          (b) [X]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds
                                                             WC
--------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required
          Pursuant to Item 2(d) or 2(e)

                                                             [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
7        Sole Voting Power
                                                              0
--------------------------------------------------------------------------------
8        Shared Voting Power

                                                              0
--------------------------------------------------------------------------------
9        Sole Dispositive Power
                                                              0
--------------------------------------------------------------------------------
10       Shared Dispositive Power

                                                              0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                              0
--------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                             [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

                                                             0%
--------------------------------------------------------------------------------
14       Type of Reporting Person

                                                             CO
================================================================================


                                Page 2 of 6 pages

CUSIP NO.:109178 10 3

                                  SCHEDULE 13D

================================================================================
1       Name of Reporting Person; S.S. or IRS Identification Number

        Enron Corp.
--------------------------------------------------------------------------------
2       Check the Appropriate Box If A Member of a Group*
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds

                                                             WC
--------------------------------------------------------------------------------
5       Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Item 2(d) or 2(e)

                                                             [ ]
--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        Oregon
--------------------------------------------------------------------------------
7       Sole Voting Power

                                                              0
--------------------------------------------------------------------------------
8.      Shared Voting Power

                                                              0
--------------------------------------------------------------------------------
9       Sole Dispositive Power

                                                              0
--------------------------------------------------------------------------------
10      Shared Dispositive Power

                                                              0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                                              0
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                             [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

                                                             0%
--------------------------------------------------------------------------------
14      Type of Reporting Person

                                                             CO
================================================================================


                                Page 3 of 6 pages

CUSIP NO.:109178 10

                                                        SCHEDULE 13D

================================================================================
1       Name of Reporting Person; S.S. or IRS Identification Number

        Joint Energy Development Investments II Limited Partnership
--------------------------------------------------------------------------------
2       Check the Appropriate Box If Member of Group*
         (a)[ ]
         (b)[X]

--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds
                                                             WC
--------------------------------------------------------------------------------
5       Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Item 2(d) or 2(e)

                                                             [ ]
--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
7       Sole Voting Power

                                                              0
--------------------------------------------------------------------------------
8       Shared Voting Power

                                                              0
--------------------------------------------------------------------------------
9       Sole Dispositive Power

                                                              0
--------------------------------------------------------------------------------
10      Shared Dispositive Power

                                                              0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                                              0
--------------------------------------------------------------------------------
12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                             [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

                                                             0%
--------------------------------------------------------------------------------
14      Type of Reporting Person

                                                             PN
================================================================================


                                Page 4 of 6 pages

                               AMENDMENT NO. 3 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTORY Note: The joint Schedule 13D of Enron Corp., an Oregon corporation ("Enron"), Enron North America Corp., Delaware corporation ("ENA"), and Joint Energy Development Investments II Limited Partnership, Delaware limited partnership ("JEDI II") filed September 2, 1998, as amended January 12, 1999, as further amended April 8, 1999, is further amended as follows.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

On October 31, 2000, Brigham Exploration Company, a Delaware corporation (the "Issuer") acquired in a private transaction all of the beneficial ownership interests that Enron, ENA, JEDI II, and ECT Merchant Investments Corp. ("ECT Merchant") held in the common stock, par value $.01 per share (the "Common Stock"), of the Issuer. Specifically, the Issuer paid $20 million dollars in the aggregate for: (i) the Senior Subordinated Secured Note in the original principal amount of $12,500,000 held by ECT Merchant, (ii) the Senior Subordinated Secured Note issued to JEDI II in the original principal amount of $37,500,000, (iii) 263,158 shares of Common Stock held by ECT Merchant, (iv) 789,474 shares of Common Stock issued to JEDI II, (v) warrants to purchase 250,000 shares of Common Stock held by ECT Merchant, (vi) warrants to purchase 750,000 shares of Common Stock held by JEDI II, (vii) rights held by JEDI II and ECT Merchant pursuant to a Conveyance of Adjustable Term Overriding Royalty Interest, (viii) all rights held and obligations of the Issuer accrued with respect to such securities, and (ix) a mutual release of claims. Twenty-five percent (25%) of the purchase price was allocated to ECT Merchant and seventy-five percent (75%) was allocated to JEDI II, but further suballocations have not been made.

As a result of the foregoing transaction, each of Enron, ENA, JEDI II, and ECT Merchant ceased to be the beneficial owners of more than five percent of the Common Stock.

                            [signature page follows]




                                Page 5 of 6 pages

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                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct,

Dated: November 29, 2000.      ENRON NORTH AMERICA CORP.

                               By: /s/  JULIA MURRAY
                                  -----------------------
                                        Julia Murray
                                        Managing Director, General Counsel,
                                        Finance and Secretary

Dated: November 29, 2000.      ENRON CORP.


                               By: /s/  ANGUS H. DAVIS
                                  -----------------------
                                        Angus H. Davis
                                        Vice President

Dated: November 29, 2000.      JOINT ENERGY DEVELOPMENT INVESTMENTS II
                               LIMITED PARTNERSHIP

                               By: Enron Capital Management II Limited
                                   Partnership, its general partner

                               By: Enron Capital II Corp., its general partner

                               By: /s/  JULIA MURRAY
                                  --------------------------------------------
                                        Julia Murray
                                        Managing Director, General Counsel,
                                        Finance and Secretary



                               Page 6 of 6 pages